RCVD SEC FW MAR15'22 15:21

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-18148

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: South Texas Securities Co.

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

13027 Taylorcrest Box 79626
(No. and Street)

Houston TX 77279
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

F Hartung 713 464 0202
(Name) (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Exemption based on Section 240.17a-5(e)(1)(i)(B)
(Name – if individual, state last, first, and middle name)

(Address) (City) (State) (Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank E. Hartung, swear (or affirm) that, to the best of my knowledge and belief, the *financial report pertaining* to the firm of South Texas Securities Co., as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DULCE C BARAJAS
COMMISSION #20215343
NOTARY PUBLIC
State of Idaho
My Commission Expires 12/01/27

Signature: Frank E Hartung

Title: Partner

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ■ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: (y) no material inadequacies (o) no differences

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FOCUS Report Part II

STATEMENT OF FINANCIAL CONDITION

Items on this page to be reported by a: Stand-Alone Broker-Dealer
Stand-Alone SBSD
Broker-Dealer SBSD
Stand-Alone MSBSP
Broker-Dealer MSBSP

ASSETS

Assets	Allowable		Non-Allowable		Total	
1. Cash	$ 3,811	200	$	12014	$ 3,811	750
2. Cash segregated in compliance with federal and other regulations	$	210			$	760
3. Receivables from brokers/dealers and clearing organizations						
A. Failed to deliver						
1. Includible in segregation requirement under 17 CFR 240.15c3-3 and its appendices or 17 CFR 240.18a-4 and 18a-4a	$	220				
2. Other	$	230			$	770
B. Securities borrowed						
1. Includible in segregation requirement under 17 CFR 240.15c3-3 and its appendices or 17 CFR 240.18a-4 and 18a-4a	$	240				
2. Other	$	250			$	780
C. Omnibus accounts						
1. Includible in segregation requirement under 17 CFR 240.15c3-3 and its appendices or 17 CFR 240.18a-4 and 18a-4a	$	260				
2. Other	$	270			$	790
D. Clearing organizations						
1. Includible in segregation requirement under 17 CFR 240.15c3-3 and its appendices or 17 CFR 240.18a-4 and 18a-4a, or the CEA	$	280				
2. Other	$	290			$	800
E. Other	$	300	$	550	$	810
4. Receivables from customers						
A. Securities accounts						
1. Cash and fully secured accounts	$ 276,059	310				
2. Partly secured accounts	$	320	$	560		
3. Unsecured accounts			$	570		
B. Commodity accounts	$	330	$	580		
C. Allowance for doubtful accounts	$ ( )	335	$ ( )	590	$	820
5. Receivables from non-customers						
A. Cash and fully secured accounts	$	340				
B. Partly secured and unsecured accounts	$	350	$	600	$	830
6. Excess cash collateral pledged on derivative transactions	$	12015	$	12016	$	12017
7. Securities purchased under agreements to resell	$	360	$	605	$	840
8. Trade date receivable	$	292			$	802
9. Total net securities, commodities, and swaps positions	$ 276,059	12019	$	12022	$ 276,059	12024
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value						
A. Exempted securities $ [150]						
B. Other $ [160]	$	460	$	630	$	880
11. Secured demand notes – market value of collateral						
A. Exempted securities $ [170]						
B. Other $ [180]	$	470	$	640	$	890

Name of Firm: South Texas Securities Co
As of: 12-31-21

FOCUS Report Part II	STATEMENT OF FINANCIAL CONDITION
	Items on this page to be reported by a: Stand-Alone Broker-Dealer Stand-Alone SBSD Broker-Dealer SBSD Stand-Alone MSBSP Broker-Dealer MSBSP

Assets	**Allowable**	**Non-Allowable**	**Total**
12. Memberships in exchanges			
A. Owned, at market value........ $ ______ [190]			
B. Owned at cost		$ ______ [650]	
C. Contributed for use of company, at market value		$ ______ [660]	$ ______ [900]
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships	$ ______ [480]	$ ______ [670]	$ ______ [910]
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements At cost (net of accumulated depreciation and amortization)	$ ______ [490]	$ ______ [680]	$ ______ [920]
15. Other assets			
A. Dividends and interest receivable	$ ______ [500]	$ ______ [690]	
B. Free shipments	$ ______ [510]	$ ______ [700]	
C. Loans and advances	$ ______ [520]	$ ______ [710]	
D. Miscellaneous	$ ______ [530]	$ ______ [720]	
E. Collateral accepted under ASC 860	$ ______ [536]		
F. SPE Assets	$ ______ [537]		$ ______ [930]
16. **TOTAL ASSETS**	$ 279,870 [540]	$ ______ [740]	$ 279,870 [940]

Note: Stand-alone MSBSPs should only complete the Allowable and Total columns.

Name of Firm: South Texas Securities Co.
As of: 12-31-21

STATEMENT OF FINANCIAL CONDITION

FOCUS Report Part II

Items on this page to be reported by a: Stand-Alone Broker-Dealer
Stand-Alone SBSD
Broker-Dealer SBSD
Stand-Alone MSBSP
Broker-Dealer MSBSP

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
7. Bank loans payable			
A. Includible in segregation requirement under 17 CFR 240.15c3-3 and its appendices or 17 CFR 240.18a-4 and 18a-4a, or the CEA	$ [1030]	$ [1240]	$ [1460]
B. Other	$ [1040]	$ [1250]	$ [1470]
8. Securities sold under repurchase agreements		$ [1260]	$ [1480]
9. Payable to brokers/dealers and clearing organizations			
A. Failed to receive			
1. Includible in segregation requirement under 17 CFR 240.15c3-3 and its appendices or 17 CFR 240.18a-4 and 18a-4a	$ [1050]	$ [1270]	$ [1490]
2. Other	$ [1060]	$ [1280]	$ [1500]
B. Securities loaned			
1. Includible in segregation requirement under 17 CFR 240.15c3-3 and its appendices or 17 CFR 240.18a-4 and 18a-4a	$ [1070]		$ [1510]
2. Other	$ [1080]	$ [1290]	$ [1520]
C. Omnibus accounts			
1. Includible in segregation requirement under 17 CFR 240.15c3-3 and its appendices or 17 CFR 240.18a-4 and 18a-4a	$ [1090]		$ [1530]
2. Other	$ [1095]	$ [1300]	$ [1540]
D. Clearing organizations			
1. Includible in segregation requirement under 17 CFR 240.15c3-3 and its appendices or 17 CFR 240.18a-4 and 18a-4a, or the CEA	$ [1100]		$ [1550]
2. Other	$ [1105]	$ [1310]	$ [1560]
E. Other	$ [1110]	$ [1320]	$ [1570]
). Payable to customers			
A. Securities accounts – including free credits of $ [950]	$ [1120]		$ [1580]
B. Commodities accounts	$ [1130]	$ [1330]	$ [1590]
1. Payable to non-customers			
A. Securities accounts	$ [1140]	$ [1340]	$ [1600]
B. Commodities accounts	$ [1150]	$ [1350]	$ [1610]
?. Excess cash collateral received on derivative transactions	$ [12025]	$ [12026]	$ [12027]
3. Trade date payable	$ [12031]	$ [12037]	$ [1562]
!. Total net securities, commodities, and swaps positions	$ [12032]	$ [12038]	$ [12044]
5. Accounts payable and accrued liabilities and expenses			
A. Drafts payable	$ [1160]		$ [1630]
B. Accounts payable	$ [1170]		$ [1640]
C. Income taxes payable	$ [1180]		$ [1650]
D. Deferred income taxes		$ [1370]	$ [1660]
E. Accrued expenses and other liabilities	$ [1190]		$ [1670]
F. Other	$ [1200]	$ [1380]	$ [1680]
G. Obligation to return securities	$ [12033]	$ [1386]	$ [1686]
H. SPE liabilities	$ [12045]	$ [1387]	$ [1687]

ame of Firm: South Texas Securities Co.

; of: 12-21-31

FOCUS Report Part II

STATEMENT OF FINANCIAL CONDITION

Items on this page to be reported by a: Stand-Alone Broker-Dealer
Stand-Alone SBSD
Broker-Dealer SBSD
Stand-Alone MSBSP
Broker-Dealer MSBSP

Liabilities		A.I. Liabilities	Non-A.I. Liabilities	Total
26. Notes and mortgages payable				
A. Unsecured		$ [1210]		$ [1690]
B. Secured		$ [1211]	$ [1390]	$ [1700]
27. Liabilities subordinated to claims of creditors				
A. Cash borrowings			$ [1400]	$ [1710]
1. From outsiders	$ [970]			
2. Includes equity subordination (Rule 15c3-1(d) or Rule 18a-1(g)) of	$ [980]			
B. Securities borrowings, at market value			$ [1410]	$ [1720]
1. From outsiders	$ [990]			
C. Pursuant to secured demand note collateral agreements			$ [1420]	$ [1730]
1. From outsiders	$ [1000]			
2. Includes equity subordination (Rule 15c3-1(d) or Rule 18a-1(g)) of	$ [1010]			
D. Exchange memberships contributed for use of company, at market value			$ [1430]	$ [1740]
E. Accounts and other borrowings not qualified for net capital purposes		$ [1220]	$ [1440]	$ [1750]
28. **TOTAL LIABILITIES**		$ [1230]	$ [1450]	$ [1760]

Ownership Equity			
29. Sole proprietorship			$ [1770]
30. Partnership and limited liability company – including limited partners/members	$ 279,870 [1020]		$ 279,870 [1780]
31. Corporation			
A. Preferred stock		$ [1791]	
B. Common stock		$ [1792]	
C. Additional paid-in capital		$ [1793]	
D. Retained earnings		$ [1794]	
E. Accumulated other comprehensive income		$ [1797]	
F. Total			$ [1795]
G. Less capital stock in treasury			$( ) [1796]
32. **TOTAL OWNERSHIP EQUITY** (sum of Line Items 1770, 1780, 1795, and 1796)			$ 279,870 [1800]
33. **TOTAL LIABILITIES AND OWNERSHIP EQUITY** (sum of Line Items 1760 and 1800)			$ 279,870 [1810]

Name of Firm: South Texas Securities Co.
As of: 12-31-21

STATEMENT OF FINANCIAL CONDITION

SOUTH TEXAS SECURITIES CO. (A PARTNERSHIP)

For the Year Ended December 31, 2021

ASSETS		
Cash	3,811	
Marketable securities	276,059	
TOTAL ASSETS		279,870
PARTNERS CAPITAL		279,870
TOTAL LIABILITIES AND CAPITAL		279,870

Note 1: Accounting Policies. Securities transactions are recorded on settlement dates. Securities are valued at market. No provision has been made for income taxes, as each partner is responsible individually for applicable taxes.

Note 2: The company's net capital and net capital requirement under SEC Rule 15c3-1 were 224,891 and 100,000 respectively.

A copy of the Statement of Financial Condition of the most recent annual report of the Company pursuant to SEC Rule 17a-5 is available for examination at the office of the Company and at the regional office of the SEC, Fort Worth, Texas.

FOCUS Report Part II

COMPUTATION OF NET CAPITAL (FILER NOT AUTHORIZED TO USE MODELS)

Items on this page to be reported by a:
Stand-Alone Broker-Dealer (Not Authorized to use models)
Stand-Alone SBSD (Not Authorized to use models)
Broker-Dealer SBSD (Not Authorized to use models)
Broker-Dealer MSBSP (Not Authorized to use models)

Computation of Net Capital

Item			Amount	Box
1. Total ownership equity from Item 1800			$ 279,870	3480
2. Deduct ownership equity not allowable for net capital			$ ( )	3490
3. Total ownership equity qualified for net capital			$ 279,870	3500
4. Add:				
A. Liabilities subordinated to claims of creditors allowable in computation of net capital			$	3520
B. Other (deductions) or allowable credits (list)			$	3525
5. Total capital and allowable subordinated liabilities			$ 279,870	3530
6. Deductions and/or charges				
A. Total nonallowable assets from Statement of Financial Condition	$	3540		
1. Additional charges for customers' and non-customers' security accounts	$	3550		
2. Additional charges for customers' and non-customers' commodity accounts	$	3560		
3. Additional charges for customers' and non-customers' security-based swap accounts	$	12051		
4. Additional charges for customers' and non-customers' swap accounts	$	12052		
B. Aged fail-to-deliver	$	3570		
1. Number of items ______ 3450				
C. Aged short security differences-less reserve of $______ 3460	$	3580		
1. Number of items ______ 3470				
D. Secured demand note deficiency	$	3590		
E. Commodity futures contracts and spot commodities – proprietary capital charges	$	3600		
F. Other deductions and/or charges	$	3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6) and (c)(2)(x)	$	3615		
H. Total deductions and/or charges			$)	3620
7. Other additions and/or allowable credits			$	3630
8. Tentative net capital (net capital before haircuts)			$ 279,870	3640
9. *Haircuts on securities other than security-based* swaps				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings	$	3670		
C. Trading and investment securities				
1. Bankers' acceptances, certificates of deposit, commercial paper, and money market instruments	$	3680		
2. U.S. and Canadian government obligations	$	3690		
3. State and municipal government obligations	$	3700		
4. Corporate obligations	$	3710		
5. Stocks and warrants	$ 41,409	3720		
6. Options	$	3730		
7. Arbitrage	$	3732		
8. Risk-based haircuts computed under 17 CFR 240.15c3-1a or 17 CFR 240.18a-1a	$	12028		
9. Other securities	$	3734		
D. Undue concentration	$ 13,570	3650		
E. Other (List: ______)	$	3736		
10. Haircuts on security-based swaps	$	12053		
11. Haircuts on swaps	$	12054		
12. Total haircuts (sum of Lines 9A-9E, 10, and 11)			$ 54,979	3740
13. Net capital (Line 8 minus Line 12)			$ 224,891	3750

Name of Firm: South Texas Securities Co.
As of: 12-31-21

FOCUS Report Part II

COMPUTATION OF MINIMUM REGULATORY CAPITAL REQUIREMENTS

Items on this page to be reported by a: Stand-Alone Broker-Dealer
Broker-Dealer SBSD (other than OTC Derivatives Dealer)
Broker-Dealer MSBSP

Calculation of Excess Tentative Net Capital (If Applicable)

1. Tentative net capital ... $ 224,891 [3640]
2. Minimum tentative net capital requirement ... $ 100,000 [12055]
3. Excess tentative net capital (difference between Lines 1 and 2) ... $ 124,891 [12056]
4. Tentative net capital in excess of 120% of minimum tentative net capital requirement reported on Line 2 ... $ 104,891 [12057]

Calculation of Minimum Net Capital Requirement

5. Ratio minimum net capital requirement
   A. 6⅔% of total aggregate indebtedness (Line Item 3840) ... $ ______ [3756]
   B. 2% of aggregate debit items as shown in the Formula for Reserve Requirements pursuant to Rule 15c3-3 ... $ ______ [3870]
      i. Minimum CFTC net capital requirement (if applicable) ... $ ______ [7490]
   C. Percentage of risk margin amount computed under 17 CFR 240.15c3-1(a)(7)(i) or (a)(10) ... $ ______ [12058]
   D. For broker-dealers engaged in reverse repurchase agreements, 10% of the amounts in 17 CFR 240.15c3-1(a)(9)(i)-(iii) ... $ ______ [12059]
   E. Minimum ratio requirement (sum of Lines 5A, 5B, 5C, and/or 5D, as applicable) ... $ ______ [12060]
6. *Fixed-dollar minimum net capital requirement* ... $ ______ [3880]
7. Minimum net capital requirement (greater of Lines 5E and 6) ... $ ______ [3760]
8. Excess net capital (Item 3750 minus Item 3760) ... $ ______ [3910]
9. Net capital and tentative net capital in relation to early warning thresholds
   A. Net capital in excess of 120% of minimum net capital requirement reported on Line 7 ... $ ______ [12061]
   B. Net capital in excess of 5% of combined aggregate debit items as shown in the Formula for Reserve Requirements pursuant to Rule 15c3-3 ... $ ______ [3920]

Computation of Aggregate Indebtedness (If Applicable)

10. Total aggregate indebtedness liabilities from Statement of Financial Condition (Item 1230) ... $ ______ [3790]
11. Add:
    A. Drafts for immediate credit ... $ ______ [3800]
    B. Market value of securities borrowed for which no equivalent value is paid or credited ... $ ______ [3810]
    C. Other unrecorded amounts (list) ... $ ______ [3820]
    D. Total additions (sum of Line Items 3800, 3810, and 3820) ... $ ______ [3830]
12. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (see Rule 15c3-1(c)(1)(vii)) ... $ ______ [3838]
13. Total aggregate indebtedness (sum of Line Items 3790 and 3830) ... $ ______ [3840]
14. Percentage of aggregate indebtedness to net capital (Item 3840 divided by Item 3750) ... % ______ [3850]
15. Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (Item 3840 divided by Item 3750 less Item 4880) ... % ______ [3853]

Calculation of Other Ratios

16. Percentage of net capital to aggregate debits (Item 3750 divided by Item 4470) ... % ______ [3851]
17. Percentage of net capital, *after* anticipated capital withdrawals, to aggregate debits (Item 3750 less Item 4880, divided by Item 4470) ... $ ______ [3854]
18. Percentage of debt to debt-to-equity total, computed in accordance with Rule 15c3-1(d) ... % 0 [3860]
19. Options deductions/net capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6) and (c)(2)(x) divided by net capital ... $ 0 [3852]

Name of Firm: South Texas Securities, Co.
As of: 12-31-21

FOCUS Report Part II	COMPUTATION OF MINIMUM REGULATORY CAPITAL REQUIREMENTS
	Items on this page to be reported by a: Stand-Alone Broker-Dealer Broker-Dealer SBSD (other than OTC Derivatives Dealer) Broker-Dealer MSBSP

Calculation of Excess Tentative Net Capital (If Applicable)

1. Tentative net capital		$ 224,891	3640
2. Minimum tentative net capital requirement		$ 100,000	12055
3. *Excess tentative net capital (difference between Lines 1 and 2)*		$ 124,891	12056
4. Tentative net capital in excess of 120% of minimum tentative net capital requirement reported on Line 2		$ 104,891	12057

Calculation of Minimum Net Capital Requirement

5. Ratio minimum net capital requirement			
A. 6²/₃% of total aggregate indebtedness (Line Item 3840)		$	3756
B. 2% of aggregate debit items as shown in the Formula for Reserve Requirements pursuant to Rule 15c3-3		$	3870
i. Minimum CFTC net capital requirement (if applicable)	$ 7490		
C. Percentage of risk margin amount computed under 17 CFR 240.15c3-1(a)(7)(i) or (a)(10)		$	12058
D. For broker-dealers engaged in reverse repurchase agreements, 10% of the amounts in 17 CFR 240.15c3-1(a)(9)(i)-(iii)		$	12059
E. Minimum ratio requirement (sum of Lines 5A, 5B, 5C, and/or 5D, as applicable)		$	12060
6. *Fixed-dollar minimum net capital requirement*		$	3880
7. Minimum net capital requirement (greater of Lines 5E and 6)		$	3760
8. Excess net capital (Item 3750 minus Item 3760)		$	3910
9. Net capital and tentative net capital in relation to early warning thresholds			
A. Net capital in excess of 120% of minimum net capital requirement reported on Line 7		$	12061
B. Net capital in excess of 5% of combined aggregate debit items as shown in the Formula for Reserve Requirements pursuant to Rule 15c3-3		$	3920

Computation of Aggregate Indebtedness (If Applicable)

10. Total aggregate indebtedness liabilities from Statement of Financial Condition (Item 1230)		$	3790
11. Add:			
A. Drafts for immediate credit	$ 3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ 3810		
C. Other unrecorded amounts (list)	$ 3820		
D. Total additions (sum of Line Items 3800, 3810, and 3820)		$	3830
12. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (see Rule 15c3-1(c)(1)(vii))		$	3838
13. Total aggregate indebtedness (sum of Line Items 3790 and 3830)		$	3840
14. Percentage of aggregate indebtedness to net capital (Item 3840 divided by Item 3750)		%	3850
15. Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (Item 3840 divided by Item 3750 less Item 4880)		%	3853

Calculation of Other Ratios

16. Percentage of net capital to aggregate debits (Item 3750 divided by Item 4470)		%	3851
17. Percentage of net capital, *after* anticipated capital withdrawals, to aggregate debits (Item 3750 less Item 4880, divided by Item 4470)		$	3854
18. Percentage of debt to debt-to-equity total, computed in accordance with Rule 15c3-1(d)		% 0	3860
19. Options deductions/net capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6) and (c)(2)(x) divided by net capital		$ 0	3852

Name of Firm: South Texas Securities, Co.
As of: 12-31-21

FOCUS Report Part II

STATEMENT OF INCOME (LOSS) OR STATEMENT OF COMPREHENSIVE INCOME, AS APPLICABLE

Items on this page to be reported by a: Stand-Alone Broker-Dealer
Stand-Alone SBSD
Broker-Dealer SBSD
Stand-Alone MSBSP
Broker-Dealer MSBSP

For the period (MMDDYY from ~~01 0 21~~ 01 01 21 [3932] to 12 31 21 [3933] Number of months included in this statement 12 [3931]

REVENUE

Item	Included amount		Amount	
1. Commissions				
A. Commissions on transactions in listed equity securities executed on an exchange			$	3935
B. Commissions on transactions in exchange listed equity securities executed over-the-counter			$	3937
C. Commissions on listed option transactions			$	3938
D. All other securities commissions			$	3939
E. Total securities commissions			$	3940
2. Gains or losses on firm securities trading accounts				
A. From market making in over-the-counter equity securities			$	3941
1. Includes gains or losses on OTC market making in exchange-listed equity securities	$	3943		
B. From trading in debt securities			$	3944
C. From market making in options on a national securities exchange			$	3945
D. From all other trading			$	3949
E. Total gains or losses			$	3950
3. Gains or losses from derivatives trading			$	3926
4. Gains or losses on firm securities investment accounts				
A. Includes realized gains or losses	$	4235		
B. Includes unrealized gains or losses	$ 62812	4236		
C. Total realized and unrealized gains or losses			$ 62,812	3952
5. Gains or losses from underwriting and selling groups			$	3955
A. Includes underwriting income from corporate equity securities	$	4237		
6. Margin interest			$	3960
7. Revenue from sale of investment company shares			$	3970
8. Fees for account supervision, investment advisory and administrative services			$	3975
9. Revenue from research services			$	3980
10. Gains or losses on commodities			$	3990
11. Other revenue related to securities business			$	3985
12. Other revenue			$	3995
13. Total revenue			$ 62,812	4030

EXPENSES

Item	Included amount		Amount	
14. Registered representatives' compensation			$	4110
15. Clerical and administrative employees' expenses			$	4040
16. Salaries and other employment costs for general partners, and voting stockholder officers			$	4120
A. Includes interest credited to general and limited partners' capital accounts	$	4130		
17. Floor brokerage paid to certain brokers (see definition)			$	4055
18. Commissions and clearance paid to all other brokers (see definition)			$	4145
19. Clearance paid to non-brokers (see definition)			$	4135
20. Communications			$	4060
21. Occupancy and equipment costs			$	4080
22. Promotional costs			$	4150
23. Interest expense			$	4075
A. Includes interest on accounts subject to subordination agreements	$	4070		
24. Losses in error account and bad debts			$	4170
25. Data processing costs (including service bureau service charges)			$	4186
26. Non-recurring charges			$	4190

Name of Firm: South Texas Securities Co

As of: 12-31-21

FOCUS Report Part II

STATEMENT OF INCOME (LOSS) OR STATEMENT OF COMPREHENSIVE INCOME, AS APPLICABLE

Items on this page to be reported by a: Stand-Alone Broker-Dealer
Stand-Alone SBSD
Broker-Dealer SBSD
Stand-Alone MSBSP
Broker-Dealer MSBSP

27. Regulatory fees and expenses		$ 128	4195
28. Other expenses		$ 17	4100
29. Total expenses		$ 145	4200

NET INCOME/COMPREHENSIVE INCOME

30. Income or loss before federal income taxes and items below (Line 13 less Line 29)		$ 62,667	4210
31. Provision for federal income taxes (for parent only)		$	4220
32. Equity in earnings or losses of unconsolidated subsidiaries not included above		$	4222
A. After federal income taxes of	$ [4238]		
33. Net income or loss after federal income taxes		$ 62,667	4230
34. Other comprehensive income (loss)		$	4226
A. After federal income taxes of	$ [4227]		
35. Comprehensive income (loss)		$ 62,667	4228

MONTHLY INCOME

36. Net income (current month only) before comprehensive income and provision for federal income taxes	$	4211

Name of Firm: South Texas Securities Co.
As of: 12-31-21

CAPITAL WITHDRAWALS

FOCUS Report Part II

Items on this page to be reported by a: Stand-Alone Broker-Dealer
Stand-Alone SBSD
Broker-Dealer SBSD
Broker-Dealer MSBSP

OWNERSHIP EQUITY AND SUBORDINATED LIABILITIES MATURING OR PROPOSED TO BE WITHDRAWN WITHIN THE NEXT SIX MONTHS AND ACCRUALS, WHICH HAVE NOT BEEN DEDUCTED IN THE COMPUTATION OF NET CAPITAL

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MM/DD/YY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	$ 4603	4604	4605
4610	4611	4612	$ 4613	4614	4615
4620	4621	4622	$ 4623	4624	4625
4630	4631	4632	$ 4633	4634	4635
4640	4641	4642	$ 4643	4644	4645
4650	4651	4652	$ 4653	4654	4655
4660	4661	4662	$ 4663	4664	4665
4670	4671	4672	$ 4673	4674	4675
4680	4681	4682	$ 4683	4684	4685
4690	4691	4692	$ 4693	4694	4695
		Total:	$ 4699*		

* To agree with the total on Recap (Line Item 4880)

Instructions: Detailed listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. This section must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation, which could be required by the lender on demand or in less than six months.

CODE:	**DESCRIPTIONS:**
1.	Equity capital
2.	Subordinated liabilities
3.	Accruals
4.	Assets not readily convertible into cash

Name of Firm: South Texas Securities Co.
As of: 12-31-21

FOCUS Report Part II

CAPITAL WITHDRAWALS RECAP

Items on this page to be reported by a: Stand-Alone Broker-Dealer
Stand-Alone SBSD
Broker-Dealer SBSD
Broker-Dealer MSBSP

OWNERSHIP EQUITY AND SUBORDINATED LIABILITIES MATURING OR PROPOSED TO BE WITHDRAWN WITHIN THE NEXT SIX MONTHS AND ACCRUALS, WHICH HAVE NOT BEEN DEDUCTED IN THE COMPUTATION OF NET CAPITAL

1. Equity capital		
A. Partnership and limited liability company capital		
1. General partners	$ 279,870	4700
2. Limited partners and limited liability company members	$	4710
3. Undistributed profits	$	4720
4. Other (describe below)	$	4730
5. Sole proprietorship	$	4735
B. Corporation capital		
1. Common stock	$	4740
2. Preferred stock	$	4750
3. Retained earnings (dividends and other)	$	4760
4. Other (describe below)	$	4770
2. Subordinated liabilities		
A. Secured demand notes	$	4780
B. Cash subordinates	$	4790
C. Debentures	$	4800
D. Other (describe below)	$	4810
3. Other anticipated withdrawals		
A. Bonuses	$	4820
B. Voluntary contributions to pension or profit sharing plans	$	4860
C. Other (describe below)	$	4870
Total (sum of Lines 1-3):	$ 279,870	4880

4. Description of Other

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP, LLC OR CORPORATION)

1. Balance, beginning of period			$ 217,203	4240
A. Net income (loss) or comprehensive income (loss), as applicable			$ 62,667	4250
B. Additions (includes non-conforming capital of	$	4262)	$	4260
C. Deductions (includes non-conforming capital of	$	4272)	$	4270
2. Balance, end of period (from Line Item 1800)			$ 279,870	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

3. Balance, beginning of period	$	4300
A. Increases	$	4310
B. Decreases	$(	)4320
4. Balance, end of period (from Item 3520)	$	4330

Name of Firm: South Texas Securities

As of: 12-31-21

Exemptions Report.

The provisions of Rule 15c3-3 were not applicable to South Texas Securities Co. at any time during fiscal year 2021 because

(k)(1)(i)South Texas Securities Co. transactions as dealer (as principal for its own account) were limited to the purchase, sale, and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company;

(k)(1)(ii) South Texas Securities Co. transactions as broker (agent) were limited to:

(*a*) The sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company;

(*b*) the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and

(*c*) the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies; and

(k)(1)(iii)South Texas Securities Co. promptly transmitted all funds and delivered all securities received in connection with its activities as a broker or dealer, and did not otherwise hold funds or securities for, or owe money or securities to, customers.

The provisions of Rule 15c3-3 were not applicable to South Texas Securities Co. at any time during fiscal year 2021 because

(k)(2)(i) South Texas Securities Co. carried no margin accounts, promptly transmitted all customer funds and delivered all securities received in connection with its activities as a broker or dealer, did not otherwise hold funds or securities for, or owe money or securities to, customers and effectuated all financial transactions between the broker or dealer and its customers through one or more bank accounts, each designated as "Special Account for the Exclusive Benefit of Customers of South Texas Securities Co."

The provisions of Rule 15c3-3 were not applicable to South Texas Securities Co. at any time during fiscal year 2021 because

(k)(2)(ii) South Texas Securities Co. cleared all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmitted all customer funds and securities to the clearing broker or dealer which carried all of the accounts of such customers and maintained and preserved such books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

Each of these exemptions was in effect at all times throughout the entire fiscal year. South Texas Securities Co. met each of these exemptions throughout 2021 without exception.

To the best of my knowledge and belief, the statements in this Exemptions Report are true and correct.

Frank E Hartung

Frank E. Hartung, Partner

STATEMENT OF CHANGES IN FINANCIAL POSITION

SOUTH TEXAS SECURITIES CO. (A PARTNERSHIP)

For the Year Ended December 31, 2021

SOURCES OF CASH		
Net Profit	62,667	
Total Sources of Funds		62,667
INCREASE IN FUNDS		62,667
CHANGES IN ELEMENTS OF FUNDS		62,667
Cash	(145)	
Marketable Securities	62,812	
INCREASE IN FUNDS		62,667

STATEMENT OF CASH FLOW

SOUTH TEXAS SECURITIES CO. (A PARTNERSHIP)

For the Year Ended December 31, 2021

SOURCES OF CASH		
Net Profit	62,667	
Total Sources of Cash		62,667
USES OF CASH		
Unrealized Gain	62,812	
Total Uses of Cash		62,812
DECREASE IN CASH		145